SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

The Lovesac Company

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

54738L 109

(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 195,886(1)
	8	Shared Voting Power 574,166(2)
	9	Sole Dispositive Power 195,886(1)
	10	Shared Dispositive Power 574,166(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 770,052(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 5.24%(3)
14	Type of Reporting Person IN

(1)	Includes (i) 19,830 shares of common stock, par value $0.00001 per share (“Common Stock”) of The Lovesac Company, a Delaware corporation (the “Issuer”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (ii) 18,457 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.
(2)	Includes shares of Common Stock held by: (i) Mistral Equity Partners, LP (425,798 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Equity Partners QP, LP (116,418 shares), which is managed by an affiliated entity controlled by Mr. Heyer, and (iii) MEP Co-Invest, LLC (31,950 shares), which is an entity controlled by Mr. Heyer.
(3)	Based on 14,683,138 shares of Common Stock outstanding as of December 8, 2020.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This Amendment No. 9 (this “Amendment No. 9”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 2, 2018, Amendment No. 2 filed with the SEC on June 3, 2019, Amendment No. 3 filed with the SEC on December 23, 2019, Amendment No. 4 filed with the SEC on July 23, 2019, Amendment No. 5 filed with the SEC on October 21, 2020, Amendment No. 6 filed with the SEC on December 14, 2020, Amendment No. 7 filed with the SEC on January 11, 2021, and Amendment No. 8 filed with the SEC on January 19, 2021, the “Schedule 13D”) is being filed by Andrew R. Heyer.

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D.

Item 1:	Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 9.

Item 2:	Identity and Background

The information regarding the Reporting Person contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Amendment No. 9.

Item 3:	Source and Amount of Funds or Other Consideration

The information regarding the Reporting Person contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Amendment No. 9.

Item 4:	Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On February 16, 2021, Mistral Equity Partners, LP sold:

●	an aggregate of 2,636 shares of the Issuer’s common stock at a weighted average price of $61.13 per share. The shares were sold at prices ranging from $61.0150 to $61.4450, inclusive.

●	an aggregate of 15,668 shares of the Issuer’s common stock at a weighted average price of $60.33 per share. The shares were sold at prices ranging from $60.0000 to $60.9100, inclusive.

●	an aggregate of 136,850 shares of the Issuer’s common stock at a weighted average price of $59.26 per share. The shares were sold at prices ranging from $59.0000 to $59.9950, inclusive.

●	an aggregate of 2,997 shares of the Issuer’s common stock at a weighted average price of $58.93 per share. The shares were sold at prices ranging from $58.7700 to $58.9950, inclusive.

On February 17, 2021, Mistral Equity Partners, LP sold:

●	an aggregate of 602 shares of the Issuer’s common stock at a weighted average price of $60.47 per share. The shares were sold at prices ranging from $60.2750 to $60.6600, inclusive.

●	an aggregate of 7,463 shares of the Issuer’s common stock at a weighted average price of $59.31 per share. The shares were sold at prices ranging from $59.0000 to $59.8300, inclusive.

●	an aggregate of 14,886 shares of the Issuer’s common stock at a weighted average price of $58.59 per share. The shares were sold at prices ranging from $58.0300 to $58.9700, inclusive.

●	an aggregate of 16,738 shares of the Issuer’s common stock at a weighted average price of $57.28 per share. The shares were sold at prices ranging from $57.0100 to $57.9350, inclusive.

●	an aggregate of 24,325 shares of the Issuer’s common stock at a weighted average price of $56.68 per share. The shares were sold at prices ranging from $56.2100 to $56.9950, inclusive.

On February 18, 2021, Mistral Equity Partners, LP sold:

●	an aggregate of 4,131 shares of the Issuer’s common stock at a weighted average price of $55.47 per share. The shares were sold at prices ranging from $55.0000 to $55.8450, inclusive.

●	an aggregate of 36,573 shares of the Issuer’s common stock at a weighted average price of $54.43 per share. The shares were sold at prices ranging from $ $54.0450 to $54.9850, inclusive.

●	an aggregate of 15,899 shares of the Issuer’s common stock at a weighted average price of $53.41 per share. The shares were sold at prices ranging from $53.0100 to $53.9950, inclusive.

●	an aggregate of 22,472 shares of the Issuer’s common stock at a weighted average price of $52.69 per share. The shares were sold at prices ranging from $52.2400 to $52.9675, inclusive.

On February 16, 2021, Mistral Equity Partners QP, LP sold:

●	an aggregate of 715 shares of the Issuer’s common stock at a weighted average price of $61.13 per share. The shares were sold at prices ranging from $61.0150 to $61.4450, inclusive.

●	an aggregate of 4,251 shares of the Issuer’s common stock at a weighted average price of $60.33 per share. The shares were sold at prices ranging from $60.0000 to $60.9100, inclusive.

●	an aggregate of 37,124 shares of the Issuer’s common stock at a weighted average price of $59.26 per share. The shares were sold at prices ranging from $59.0000 to $59.9950, inclusive.

●	an aggregate of 813 shares of the Issuer’s common stock at a weighted average price of $58.93 per share. The shares were sold at prices ranging from $58.7700 to $58.9950, inclusive.

On February 17, 2021, Mistral Equity Partners QP, LP sold:

●	an aggregate of 163 shares of the Issuer’s common stock at a weighted average price of $60.47 per share. The shares were sold at prices ranging from $60.2750 to $60.6600, inclusive.

●	an aggregate of 2,024 shares of the Issuer’s common stock at a weighted average price of $59.31 per share. The shares were sold at prices ranging from $59.0000 to $59.8300, inclusive.

●	an aggregate of 4,039 shares of the Issuer’s common stock at a weighted average price of $58.59 per share. The shares were sold at prices ranging from $58.0300 to $58.9700, inclusive.

●	an aggregate of 4,541 shares of the Issuer’s common stock at a weighted average price of $57.28 per share. The shares were sold at prices ranging from $57.0100 to $57.9350, inclusive.

●	an aggregate of 6,599 shares of the Issuer’s common stock at a weighted average price of $56.68 per share. The shares were sold at prices ranging from $56.2100 to $56.9950, inclusive.

On February 18, 2021, Mistral Equity Partners QP, LP sold:

●	an aggregate of 1,115 shares of the Issuer’s common stock at a weighted average price of $55.47 per share. The shares were sold at prices ranging from $55.0000 to $55.8450, inclusive.

●	an aggregate of 9,865 shares of the Issuer’s common stock at a weighted average price of $54.43 per share. The shares were sold at prices ranging from $ $54.0450 to $54.9850, inclusive.

●	an aggregate of 4,289 shares of the Issuer’s common stock at a weighted average price of $53.41 per share. The shares were sold at prices ranging from $53.0100 to $53.9950, inclusive.

●	an aggregate of 6,062 shares of the Issuer’s common stock at a weighted average price of $52.69 per share. The shares were sold at prices ranging from $52.2400 to $52.9675, inclusive.

On February 16, 2021, MEP Co-Invest, LLC sold:

●	an aggregate of 149 shares of the Issuer’s common stock at a weighted average price of $61.13 per share. The shares were sold at prices ranging from $61.0150 to $61.4450, inclusive.

●	an aggregate of 886 shares of the Issuer’s common stock at a weighted average price of $60.33 per share. The shares were sold at prices ranging from $60.0000 to $60.9100, inclusive.

●	an aggregate of 7,741 shares of the Issuer’s common stock at a weighted average price of $59.26 per share. The shares were sold at prices ranging from $59.0000 to $59.9950, inclusive.

●	an aggregate of 170 shares of the Issuer’s common stock at a weighted average price of $58.93 per share. The shares were sold at prices ranging from $58.7700 to $58.9950, inclusive.

On February 17, 2021, MEP Co-Invest, LLC sold:

●	an aggregate of 35 shares of the Issuer’s common stock at a weighted average price of $60.47 per share. The shares were sold at prices ranging from $60.2750 to $60.6600, inclusive.

●	an aggregate of 422 shares of the Issuer’s common stock at a weighted average price of $59.31 per share. The shares were sold at prices ranging from $59.0000 to $59.8300, inclusive.

●	an aggregate of 842 shares of the Issuer’s common stock at a weighted average price of $58.59 per share. The shares were sold at prices ranging from $58.0300 to $58.9700, inclusive.

●	an aggregate of 946 shares of the Issuer’s common stock at a weighted average price of $57.28 per share. The shares were sold at prices ranging from $57.0100 to $57.9350, inclusive.

●	an aggregate of 1,375 shares of the Issuer’s common stock at a weighted average price of $56.68 per share. The shares were sold at prices ranging from $56.2100 to $56.9950, inclusive.

On February 18, 2021, MEP Co-Invest, LLC sold:

●	an aggregate of 240 shares of the Issuer’s common stock at a weighted average price of $55.47 per share. The shares were sold at prices ranging from $55.0000 to $55.8450, inclusive.

●	an aggregate of 2,125 shares of the Issuer’s common stock at a weighted average price of $54.43 per share. The shares were sold at prices ranging from $ $54.0450 to $54.9850, inclusive.

●	an aggregate of 923 shares of the Issuer’s common stock at a weighted average price of $53.41 per share. The shares were sold at prices ranging from $53.0100 to $53.9950, inclusive.

●	an aggregate of 1,306 shares of the Issuer’s common stock at a weighted average price of $52.69 per share. The shares were sold at prices ranging from $52.2400 to $52.9675, inclusive.

The Reporting Person undertake to provide, upon request, full information regarding the number of shares sold at each separate price within each range to the staff of the U.S. Securities and Exchange Commission.

Item 5:	Interest in Securities of the Issuer

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned+
Andrew R. Heyer(1)	195,886	(1)	574,166	(2)	770,052	5.24%

+	Based on 14,683,138 shares of Common Stock outstanding as of December 8, 2020.
(1)	(i) 19,830 shares of common stock, par value $0.00001 per share (“Common Stock”) of The Lovesac Company, a Delaware corporation (the “Issuer”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (ii) 18,457 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.
(2)	Includes shares of Common Stock of the Issuer held by: (i) Mistral Equity Partners, LP (425,798 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Equity Partners QP, LP (116,418 shares), which is managed by an affiliated entity controlled by Mr. Heyer, and (iii) MEP Co-Invest, LLC (31,950 shares), which is an entity controlled by Mr. Heyer.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person other than as described in this Statement on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6:	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information regarding the Reporting Person contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 9.

Item 7:	Material to be Filed as Exhibits.

The information regarding the Reporting Person contained in “Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Amendment No. 9.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: February 19, 2021

ANDREW R. HEYER

/s/ Andrew R. Heyer